Exhibit 97.1

NICOLET BANKSHARES, INC.
INCENTIVE COMPENSATION POLICY
(INCLUDING RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE COMPENSATION)

The Compensation Committee of Nicolet Bankshares, Inc. (together with its wholly-owned subsidiaries, “Nicolet”) has adopted, and the Nicolet Board of Directors (the “Board”) has approved, this Incentive Compensation Policy (this “Policy”) to provide for overall compliance with the final guidance on Sound Incentive Compensation Policies (“SICP”) as issued by the Federal Reserve, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation. This Policy is also intended to comply with Section 303A.14 of the NYSE Listed Company Manual to provide for recovery of erroneously awarded incentive-based compensation received by current or former Section 16 Officers (as defined below). All incentive-based compensation paid to Section 16 Officers of Nicolet is subject to this Policy.

1.Defined Terms. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of Nicolet authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Nicolet is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs Nicolet to prepare a Restatement. “Applicable Period” also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in Nicolet’s fiscal year) within or immediately following that completed three fiscal year period; provided, further, a transition period between the last day of Nicolet’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

“Exchange” means any national securities exchange or national securities association upon which Nicolet has a class of securities listed.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing Nicolet’s financial statements, and any measure that is derived wholly or in part (including “non-GAAP” financial measures, such as those appearing in earnings releases) from such measures; provided, however, that any such measure need not be presented within Nicolet’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures (such as free cash flow), return measures (such as return on assets or return on invested capital), profitability of one or more segments, and cost per employee. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Exchange listing standard, the Compensation Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that Nicolet would pay to a third party to assist in enforcing this Policy and recovering the otherwise Recoverable Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Recoverable Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Recoverable Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to Nicolet’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Nicolet must: (a) in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Recoverable Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; and (b) in the case of clause (ii) of the preceding sentence, obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and provide that opinion to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) received after October 2, 2023 by a Section 16 Officer: (i) after beginning service as a Section 16 Officer; (ii) who served as a Section 16 Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while Nicolet had a class of securities listed on an Exchange; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Performing Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Section 16 Officer originally was based; and (ii) Nicolet must maintain documentation of the determination of the reasonable estimate and provide such documentation to the Exchange.

“Restatement” means an accounting restatement of any of Nicolet’s financial statements due to Nicolet’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of Nicolet’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

“Section 16 Officer” includes Nicolet’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company. At a minimum, the term “Executive Officer” shall include all executive officers identified in SEC filings pursuant to Item 401(b) of Regulation S-K, 17 C.F.R. §229.401(b).

2.Award of Compensation. Nicolet’s Compensation Committee shall meet at least annually with Nicolet’s senior risk officers to discuss, evaluate, and review the following:

a.incentive compensation arrangements of Section 16 Officers to ensure that the incentive compensation arrangements do not encourage such Section 16 Officers to take unnecessary and excessive risks that could threaten the value of Nicolet;

b.employee compensation plans considering an assessment of any risk posed to Nicolet from such plans and how to limit such risks; and

c.employee compensation plans to ensure that these plans do not encourage the manipulation of reported earnings of Nicolet to enhance the compensation of any of Nicolet’s employees.

Nicolet prohibits the payment of any compensation that provides incentives for Section 16 Officers to take unnecessary and excessive risks that threaten the value of Nicolet. Nicolet prohibits any compensation plan that encourages manipulation of reported earnings to enhance the compensation of any employee.

The duties of the Compensation Committee shall be subject to approval by the full Board of Directors as may be required by SICP.

3.Recovery of Compensation. If Nicolet is required to prepare a Restatement, then the Board shall, unless the Board’s Compensation Committee determines it to be Impracticable, take reasonably prompt action to recover all Recoverable Compensation from any Section 16 Officer. Nicolet’s obligation to recover Recoverable Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Recoverable Compensation by requiring a Section 16 Officer to repay such amount to Nicolet (a) by adding “holdback” or deferral policies to incentive compensation, (b) by adding post-vesting “holding” or “no transfer” policies to equity awards, (c) by set-off of a Section 16 Officer’s other compensation, (d) by reducing future compensation, (e) or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Section 16 Officer that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4. Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

5. Acknowledgement by Section 16 Officers. The Board shall provide notice to and seek written acknowledgement of this Policy from each Section 16 Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

6. No Indemnification. Notwithstanding the terms of any of Nicolet’s organizational documents, any corporate policy or any contract, no Section 16 Officer shall be indemnified against the loss of any Recoverable Compensation.

7. Disclosures. Nicolet shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the U.S. Securities and Exchange Commission (the “SEC”) (including, without limitation, Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any applicable Exchange listing standard.

Adopted by the Board on November 21, 2023
Supersedes Incentive Compensation Policy previously adopted 11/2022